October 10, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                                         Christine Westbrook

Mary Beth Breslin

Re:                   Gemphire Therapeutics Inc.
Form S-4
Filed September 3, 2019
File No. 333-233588

Dear Ms. Westbrook and Ms. Breslin:

Gemphire Therapeutics Inc. (“Gemphire”) today filed Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 (File No. 333-233588), originally filed on September 3, 2019 (“Original Registration Statement”). This letter, which is being submitted on behalf of Gemphire, responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Original Registration Statement contained in your letter, dated October 2, 2019 (the “Comment Letter”).

For your convenience, we have included the text of the applicable comment from the Comment Letter in bold immediately before our response. Except as otherwise noted below, all page references contained in our responses below are to the pages of Amendment No. 1 filed today with the Commission.

Registration Statement on Form S-4 Filed September 3, 2019

Questions and Answers About the Merger

What is the Pre-Closing Financing?, page 7

1.                                      We note your disclosure that shares of NeuroBo Series B preferred stock that will be issued in the Pre-Closing Financing will be converted into shares of NeuroBo common stock pursuant to the Preferred Stock Conversion and into shares of Gemphire common stock in the merger. Please expand your disclosure to indicate that shares of NeuroBo preferred stock will convert to NeuroBo common stock on a one-for-one basis, as disclosed on page 213, and to provide the purchase price per share in the Pre-Closing Financing. Refer to Note A of Schedule 14A.

In response to the Staff’s comment, we have revised the disclosure on pages 7 and 8 of Amendment No. 1.

Risk Factors

Risks Related to Gemphire Common Stock

Gemphire’s amended and restated bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain, page 89

2.                                      We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act created concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Gemphire’s forum selection provision provides that only certain matters be litigated in the Court of Chancery of the State of Delaware and is not intended to apply to claims arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. In response to the Staff’s comment, we have revised the disclosure on pages 89, 90, and 398 of Amendment No. 1 to clarify that Gemphire’s forum selection provision is not intended to apply to such claims and that, to the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the provision in such respect, and Gemphire stockholders will not be deemed to have waived compliance with federal securities laws and the rules and regulations thereunder.

Gemphire will also include similar disclosure in its risk factors in its Annual Reports on Form 10-K and in future registration statements, as applicable.

The Merger

Background of the Merger, page 154

3.                                      Please provide us supplementally with copies of all materials prepared by Ladenburg Thalmann & Co. Inc. and shared with the Gemphire Board, including copies of all board books and all transcripts and summaries, that were material to the Board’s decision to approve the merger agreement and the transactions contemplated thereby.

In response to the Staff’s comment, we are providing to the Staff on a supplemental basis under separate cover a copy of the materials prepared by Ladenburg Thalmann & Co. Inc. and shared with the Gemphire Board that were material to the Gemphire Board’s decision to approve the merger agreement and the transactions contemplated thereby. Such supplemental submission includes a request that the materials be kept confidential in accordance with Rule 83 of the Commission’s Rules of Practice and Conduct and that such materials be returned following review under Securities Act Rule 418(b). Such materials are not, and will not be, filed with or deemed to be part of Amendment No. 1, including any amendments thereto.

4.                                      Please revise your disclosure to discuss details as to how Gemphire management determined the proposed exchange ratio.

In response to the Staff’s comment, we have included disclosure on page 155 of Amendment No. 1 regarding the proposed Exchange Ratio anticipated at the time the Gemphire Board approved the Merger Agreement. We have also included additional disclosure on page 150 of Amendment No. 1 regarding the economic terms that were contemplated in the initial proposal submitted by NeuroBo and the Transaction Committee’s consideration of such initial proposal.

Agreements Related to the Merger

Contingent Value Rights Agreement

Receipt of CVRs by Gemphire U.S. Holders, page 209

5.                                      To the extent you intend the disclosure in this section to serve as the tax opinion and Exhibit 8 will be filed to confirm this, please revise your disclosure to state that the discussion constitutes the opinion of named counsel. If such opinion is subject to uncertainty, counsel may provide a “should’ or “more likely than not” opinion and explain why a “will” opinion cannot be given and describe the degree of uncertainty. For guidance, please refer to Sections III.B.2 and III.C.4 of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have filed a short-form tax opinion as Exhibit 8.1, and have included disclosure on page 210 of Amendment No. 1 in the section entitled “Material U.S. Federal Income Tax Consequences of the Receipt of CVRs” to clearly identify and articulate the opinion on the tax consequences of the receipt of the CVRs by Gemphire U.S. Holders rendered by Honigman LLP.

Agreements Related to the Merger

Voting Agreements and Written Consents, page 211

6.                                      We note your disclosure that NeuroBo shareholders owning approximately 90% of the NeuroBo outstanding capital stock on an as converted basis have entered into a voting agreement whereby such shareholders have agreed to vote in favor of the merger and that such shareholders will execute a written consent providing for such approval following effectiveness of the registration statement. Please confirm that, with respect to NeuroBo shareholders, the voting agreement was entered into only by executive officers, directors, affiliates and holders of 5% or more of NeuroBo’s voting equity securities, and that NeuroBo is soliciting consents only from shareholders who have not signed the voting agreement and would be ineligible to purchase in a private offering. Refer to Securities Act Sections Compliance and Disclosure Interpretations 239.13.

With respect to NeuroBo shareholders, we confirm that the voting agreement was entered into only by executive officers, directors, affiliates and holders of 5% or more of NeuroBo’s voting equity securities, and NeuroBo will be soliciting consents only from shareholders who have not signed the voting agreement and would be ineligible to purchase in a private offering.

Proposal No. 2: Approval of an Amendment to the Gemphire Certificate of Incorporation

Effecting the Gemphire Reverse Stock Split

Principal Effects of the Gemphire Reverse Stock Split, page 245

7.                                      We note your disclosure that the reverse stock split will effectively increase the proportion of authorized shares which are unissued, which could result in the Gemphire board being able to issue more shares without further shareholder approval. Please expand your disclosure to discuss the potential dilution to Gemphire shareholders if the reverse stock split is approved.

In response to the Staff’s comment, we have revised the disclosure on pages 247 and 248 of Amendment No. 1.

NeuroBo Business

Overview, page 297

8.                                      We note your reference here and on page 12 to NeuroBo’s pipeline as having the potential to deliver efficacy with a superior safety profile. Please revise these and similar statements throughout the registration statement that state or imply that NeuroBo’s product candidates are safe or effective as these determinations are solely within the authority of the U.S. Food and Drug Administration and comparable regulatory bodies. As a non-exhaustive list of illustrative examples only, we note the following:

•                       NeuroBo expects NB-02 to have a positive safety profile.

•                       NB-01 has generated compelling data on efficacy and safety in a 128-subject Phase 2 clinical trial.

•                       NeuroBo’s current pipeline leverages natural drugs that can deliver requisite efficacy along with minimal side effects.

•                       The Phase 2 trial provided preliminary evidence of NB-01’s efficacy in the target population.

•                       In addition to NB-01’s safety profile, the data from the Phase 2 study show preliminary efficacy signals that NB-01 may be equivalent in effectiveness to that of other FDA-approved therapeutics for the treatment of diabetic neuropathic pain (DNP).

We will not object to a discussion of whether NeuroBo’s product candidates were well-tolerated or discussion of whether trial endpoints were met.

In response to the Staff’s comment, we have revised disclosures and removed language, as applicable, on pages 12, 299 and 343 of Amendment No. 1 regarding NeuroBo’s drug pipeline as having the potential to deliver efficacy with a superior safety profile. In Amendment No. 1, we have also revised and removed similar statements that were throughout the Original Registration Statement that state or imply that NeuroBo’s product candidates are safe or effective (including removals on pages 156, 298, 300 and 302 to 303 of the Original Registration Statement).

9.                                      We note your disclosure that the Phase 3 clinical program for NB-01 is expected to launch in late 2019. We note the disclosure on page 304 stating NeuroBo expects to screen the first subject for this trial in the first quarter of 2020. Please revise or advise. In your pipeline development chart, please shorten the arrow corresponding to the development of NB-01 for the treatment of DNP so that it reflects you have not yet commenced Phase 3 development. Please also revise your statement on page 13 referencing current Phase 3 development accordingly.

In response to the Staff’s comment, we have revised the disclosure on pages 299 to 305 and 343 of Amendment No. 1 and further revised disclosure regarding NeuroBo’s clinical development plans for NB-01 due to changes in NeuroBo’s business strategy since the filing of the Original Registration Statement. On page 300 of Amendment No. 1, we have replaced Figure 1 from the Original Registration Statement with a new pipeline development chart in response to the Staff’s comment. Further, we have revised the first bullet under “Reasons for the Merger” on page 13 of Amendment No. 1 in response to Staff’s comment to clarify the current stage of development of NB-01.

NeuroBo’s Novel Approach to Neurogenerative Diseases

NB-01: Treatment of DNP and Peripheral Neuropathic Conditions, page 300

10.                               Please cite the source for the graphic in Figure 2 on page 300 and explain how the graphic illustrates the referenced efficacy concerns for existing approved therapies for DNP.

In response to the Staff’s comment, we have removed the graphic that was included as Figure 2 in the Original Registration Statement.

11.                               We note your comparison to duloxetine and pregabalin in the graphic on page 304. As this comparison is not based on head-to-head studies, please tell us why you believe it is appropriate to include this comparison. In your response, please tell us whether you expect to be able to rely on such comparison to support marketing approval for NB-01 from the FDA or other comparable regulators.

In response to the Staff’s comment, we have removed the graphic that was included as Figure 6 in the Original Registration Statement.

NB-01 Development Plan Through NDA, page 305

12.                               Given the contingencies to NeuroBo successfully completing the two planned Phase 3 clinical trials, we object to your illustration on page 305 as speculative and without full and proper context. In this regard, we note your disclosure that prior to the initiation of the second Phase 3 trial of NB-01, NeuroBo plans to request a Type C meeting with the FDA and to obtain scientific advice from the European Medicines Agency to ensure alignment with these regulators, and further that NeuroBo will continue with its development program following a positive recommendation from the Data and Safety Monitoring Board. Accordingly, please remove this chart. We will not object to a narrative discussion of NeuroBo’s clinical development plans in which relevant context is provided.

In response to the Staff’s comment, we have removed the graphic that appeared under the heading “NB-01 Development Plan through NDA” on page 305 of the Original Registration Statement and we have inserted a narrative description of NeuroBo’s current clinical development plans on pages 303 to 305 of Amendment No. 1.

Intellectual Property, page 308

13.                               Please revise your disclosure to specify the number of issued patents versus patent applications and the type of patent protection (e.g., composition of matter, use or process).

In response to the Staff’s comment, we have added disclosure on page 308 of Amendment No. 1 to identify issued patents versus patent applications and the type of patent protection.

Related Party Transactions of Directors and Executive Officers of the Combined Organization

Agreements with Dong-A ST

Manufacturing Agreement, page 367

14.                               Please expand your disclosure to include the material terms of your manufacturing agreement with Dong-A ST, including the financial terms and termination provisions.

In response to the Staff’s comment, we have revised the disclosure on page 370 of Amendment No. 1 to address the financial terms and termination provisions of the manufacturing agreement.

Unaudited Pro Forma Condensed Combined Financial Information, page 372

15.                               We acknowledge your disclosure on page 380 regarding pro forma adjustment J. Please disclose and provide us with a reconciliation of your historical basic and diluted earnings per share to your pro forma basic and diluted earnings per share for all periods presented. Please clearly describe how you have computed both the denominator and numerator in your pro forma earnings per share calculation.

We have included a revised pro forma adjustment J on pages 380 to 381 of Amendment No. 1 in response to the Staff’s comment.

Principal Stockholders of NeuroBo, page 405

16.                               Please disclose the natural persons who have beneficial ownership of the shares held by Dong-A ST. Refer to Item 403 of Regulation S-K required by Item 6 of Schedule 14A required by Item 18(a)(5)(ii) of Form S-4.

In response to the Staff’s comment, we have revised the footnote disclosure to the tables appearing on pages 407 and 409 of Amendment No. 1. We respectfully note that Dong-A ST is a publicly traded company organized under the laws of the Republic of Korea, shares of which are listed on the Korea Exchange. Accordingly, the NeuroBo shares are deemed to be held by Dong-A ST, and not by any particular natural persons.

We hope that the foregoing, and the revisions to the Original Registration Statement set forth in Amendment No. 1, have been responsive to the Staff’s comments. Please contact Phillip D. Torrence at (269) 337-7702 or ptorrence@honigman.com or Meredith Ervine at (616) 649-1942 or mervine@honigman.com if you have any comments or questions about this letter.

Very truly yours,

/s/ Steve Gullans
Steve Gullans
President and Chief Executive Officer
Gemphire Therapeutics Inc.

cc: Phillip D. Torrence Meredith Ervine (Honigman LLP)